ASX RELEASE	22nd April 2005

pSivida Quarterly Cashflow - March 2005
Commentary and Highlights

Global nanotechnology company pSivida Limited, is pleased to release its quarterly cashflow statement for the quarter ending 31 March 2005.

Highlights and Announcements for the Quarter

Further Positive Results for Phase IIa BrachySilTM trial in Liver Cancer
In February pSivida announced interim results for the second group of 4 patients, 12 weeks after their BrachySil™ treatment, revealing an average tumor regression by volume of 80% as determined by CT scanning. In some smaller tumors 100% regression was observed, a level of performance not seen with other intratumoral approaches. The study also demonstrated that there were no product-related adverse effects. Final results from the trial are expected to be announced to the market in June.

Key Milestone in Production Scale up for BrachySilTM
A key milestone in the scale-up and manufacture of its lead product BrachySilTM was achieved during the quarter with UK manufacturing partner, Atomising Systems Ltd, completing construction of a state of the art dedicated cleanroom facility to GMP specifications. The facility provides for increased BrachySil™ production in support of both larger clinical trials for advanced liver cancer and new Phase IIa trials for pancreatic cancer planned for later this year, and future commercialisation.

pSivida added to Merrill Lynch Nanotechnology Index
In March pSivida was added to the Merrill Lynch Nanotechnology Index and is now one of nine companies that comprise the 27 on the index involved in nano-biotech. Criteria for inclusion in the Merrill Lynch Nanotechnology Index are companies in which nanotechnology initiatives represent a significant component of their future business strategy. The companies that are included must be listed on a national exchange or quoted on the NASDAQ National Market or NASDAQ Small Market.

PureTech - Future Out-licensing of BioSiliconTM in Tissue Engineering & Orthopedics
pSivida has commissioned PureTech to explore with suitable partners, arrangements for evaluating the potential of BioSiliconTM for future out-licensing opportunities in non-core applications such as tissue engineering, wound management and orthopedics. It is expected that in due course, revenue in the form of upfront and milestone payments would flow to pSivida as BioSiliconTM based products are developed and commercialized. Through a range of collaborative partnerships and internal R&D over the last four years, pSivida has developed the BioSiliconTM technology platform in these non-core areas and is now in a position, in line with the Company’s broader commercialization strategy, to seek suitable partners in these specialist areas of healthcare.

pSivida lists on NASDAQ’s National Market
On January 27th pSivida listed on NASDAQ’s National Market via a Level II American Depositary Receipts (ADR) programme. A series of presentations by senior company executives were undertaken in the US during February and March. pSivida has 16 market makers on NASDAQ making a market in its ADR including UBS, JP Morgan, Fidelity, CSFB, Brean Murray, Charles Schwab, Citigroup, Bear Stearns, Punk Ziegel, Park Financial Group, Jefferies and Maxim. Liquidity in the ADR is increasing as the awareness of the Company builds in the US.

Post Quarter Highlights and Announcements

Top 5 Global Pharma - Significant Progress in Drug Delivery Evaluation
Earlier this month pSivida announced that the evaluation of selected compounds from an undisclosed top five global pharmaceutical company has progressed successfully. The collaboration agreement covers a staged evaluation of the pharmaceutical company’s proprietary compounds in pSivida’s porous silicon, controlled release platform (BioSiliconTM). The initial stage of the planned 12-month programme has concluded meeting the agreed technical success criteria, and in turn triggering the next payment to pSivida under the terms of the agreement. More advanced assessment of the first compound will continue, whilst a second compound will enter the planned technical evaluation.

pSivida Expands Market for Lead Cancer Product BrachySilTM
A full development programme of pSivida’s proprietary BrachySilTM product in a second key cancer indication has commenced to evaluate the efficacy and safety of this novel brachytherapy product in pancreatic cancer, with the clinical programme scheduled to commence before the end of 2005. Selection of this second key indication has resulted from significant independent market research and medical opinion leader feedback and therefore represents a judicious, robust and viable development option. Pancreatic cancer is one of the most prevalent cancers with over 232,000 new cases on a global basis per annum (Globocan 2002 statistics) and approximately 60% of new cases occurring in the developed world. With an average five year survival of 4%, pancreatic cancer represents a significant unmet clinical need.

-ENDS-

Released by:

In Australia: Josh Mann, CFA Investor Relations pSivida Limited Tel: + 61 8 9226 5099 joshuamann@psivida.com	In US: Beverly Jedynak President Martin E. Janis & Company, Inc. Tel: 312-943-1100 ext. 12 bjedynak@janispr.com

NOTES TO EDITORS:

pSivida Limited
pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 24 patent families, 28 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705).

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: regulatory issues involving the SEC and/or the NASDAQ Stock Market. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.